

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division	Group Corporate Office
Address	Unsoeldstrasse 2
	80538 Muenchen, Germany
Contact Person	Kay Amelungse
Telephone	+49/89/20 30 07-703
Fax	+49/89/20 30 07-772
E-mail	Kay.Amelungse
	@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**



07023864

Date   24 May 2007

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

Enclosures

(1) 24 May 2007

24.05.2007 - Disclosure pursuant to section 26
of the German Securities Trading Act
(Wertpapierhandelsgesetz -WpHG) - UBS AG

Company	Hypo Real Estate Holding AG
Internet	www.HypoRealEstate.com
Legal form	Aktiengesellschaft
Headquarters	München
Commercial register	München HRB 149393
Chairman of Supervisory Board	Kurt F. Viermetz
Board of Management	Georg Funke (Vorsitzender des Vorstandes)
	Stephan Bub, Dr. Paul Eisele,
	Dr. Markus Fell, Thomas Glynn (stellv.),
	Dr. Robert Grassinger (stellv.), Frank Lamby,
	Bettina von Oesterreich (stellv.)




Shareholding Disclosures

24.05.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act (Wertpapierhandelsgesetz -WpHG) - UBS AG

Security code number (WKN): 802770
ISIN: DE 000 802 770 7

- Translation -

Pursuant to section 21 para. 1 WpHG UBS AG, Bahnhofstrasse 45, CH-8098 Zurich, notified Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, on 24 May 2007 of the following:

We hereby notify you pursuant to section 21 para. 1 WpHG that UBS' stake in the voting rights in Hypo Real Estate Holding AG (ISIN DE0008027707), Unsöldstrasse 2, 80538 München, exceeded the threshold of 3 % as of 17 May 2007 and now amounts to 4.23 % (corresponding to 5,666,270 voting stocks).

Munich, 24 May 2007
Hypo Real Estate Holding AG
Management Board

Hypo ▬Real Estate
HOLDING

